                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----     ACT OF 1934
          For the plan year ended December 31, 2001

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----     EXCHANGE ACT OF 1934
          For the transition period from                  to
                                         -----------------   -------------------

Commission file number 001-13777

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY REALTY CORP.
                           RETIREMENT AND PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY REALTY CORP.
                           125 Jericho Turnpike, Suite 103
                           Jericho, New York   11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                       Statements of Net Assets Available for Plan
                       Benefits as of December 31, 2001 and 2000

                       Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001

                       Notes to Financial Statements


         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              GETTY REALTY CORP.
                                              RETIREMENT AND
                                              PROFIT SHARING PLAN


Dated:  June 28, 2002

                                              By:  Getty Realty Corp.
                                                   Retirement Plan Committee
                                                   and Plan Administrator



                                              By:  /s/ Leo Leibowitz
                                                   -----------------------------
                                                   Leo Liebowitz



                                              By:  /s/ Thomas J. Stirnweis
                                                   -----------------------------
                                                   Thomas J. Stirnweis



                                              By:  /s/ Randi Young Filip
                                                   -----------------------------
                                                   Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 2001 and 2000
                    and for the year ended December 31, 2001

                          INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 2001 and 2000                                          2

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 2001                             3

 Notes to Financial Statements                                         4 - 10

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 2001 and 2000
                                 (in thousands)

                                                                             2001
                          ----------------------------------------------------------------------------------------------------------
                                     Mass                                                                         T. Rowe
                                    Mutual   Getty                     MassMutual Destiny                          Price    American
                          Fixed      Core    Common   ----------------------------------------------   Fidelity     New     Century
                          Income    Equity   Stock    Conservative   Moderate   Aggressive   Equity   Contrafund  Horizons   Ultra
                          Fund A    Fund B   Fund C     Fund D        Fund E      Fund F     Fund G     Fund H     Fund I    Fund J
                          ------    ------   ------   ------------   --------   ----------   -------  ----------  --------  --------
Assets:
 Investments, at fair
 value (Note 3)           $2,236   $  215    $1,290       $ 26          $ 55      $  91      $182      $  166     $  134     $  82

 Employee loans                0        0         0          0             0          0         0           0          0         0

 Contributions
 receivable:
 Employer                      4        2         4          0             1          0         1           2          1         2
 Employee                      2        0         0          0             0          0         0           1          0         0
                          ------   ------    ------       ----          ----      -----      ----      ------     ------     -----
                               6        2         4          0             1          0         1           3          1         2
 Cash                          0        0         6          0             0          0         0           0          0         0
                          ------   ------    ------       ----          ----      -----      ----      ------     ------     -----
Net assets available
 for plan benefits        $2,242   $  217    $1,300       $ 26          $ 56      $  91      $183      $  169     $  135     $  84
                          ======   ======    ======       ====          ====      =====      ====      ======     ======     =====

                                                    2001
                             ------------------------------------------------
                             Schwab S&P 500
                             Index
                             Fund M              Loans    In-Transit     Total
                             --------------     ------    ----------    -------
Assets:
 Investments, at fair
 value (Note 3)                  $    3          $   0        $  0       $4,480

 Employee loans                       0             13           0           13

 Contributions
 receivable:
 Employer                             1              0           0           18
 Employee                             1              0           0            4
                                 ------          -----        ----       ------
                                      2              0           0           22
 Cash                                 0              0           8           14
                                 ------          -----        ----       ------
Net assets available
 for plan benefits
                                 $    5          $  13        $  8       $4,529
                                 ======          =====        ====       ======

                                                                            2000
                         -----------------------------------------------------------------------------------------------------------
                                    Mass                                                                         T. Rowe
                                   Mutual   Getty                     MassMutual Destiny                          Price    American
                         Fixed      Core    Common   ----------------------------------------------   Fidelity     New     Century
                         Income    Equity   Stock    Conservative   Moderate  Aggressive    Equity   Contrafund  Horizons   Ultra
                         Fund A    Fund B   Fund C      Fund D       Fund E     Fund F      Fund G     Fund H     Fund I    Fund J
                         ------    ------   ------   ------------   --------   ----------   -------  ----------  --------  --------
Assets:
 Investments, at fair
 value (Note 3)          $2,305     $388     $817       $25           $59         $84        $210       $134       $98       $131

 Employee loans               0        0        0         0             0           0           0          0         0          0

 Contributions
 receivable:
 Employer                     2        2        3         0             1           1           1          2         1          1
 Employee                     1        1        0         0             0           0           0          0         0          1
                         ------     ----     ----       ---           ---         ---        ----       ----       ---       ----
                              3        3        3         0             1           1           1          2         1          2
 Cash                         0        0       36         0             0           0           0          0         0          0
                         ------     ----     ----       ---           ---         ---        ----       ----       ---       ----
Net assets available
 for plan benefits       $2,308     $391     $856       $25           $60         $85        $211       $136       $99       $133
                         ======     ====     ====       ===           ===         ===        ====       ====       ===       ====

                                                    2000
                                      -----------------------------------------
                                       Loans          In-Transit         Total
                                      -------         ----------        -------
Assets:
 Investments, at fair
 value (Note 3)                        $    0           $  0             $4,251

 Employee loans                            14              0                 14

 Contributions
 receivable:
 Employer                                   0              0                 14
 Employee                                   0              0                  3
                                        -----           ----             ------
                                            0              0                 17
 Cash                                       0              8                 44
                                        -----           ----             ------
Net assets available
 for plan benefits                      $  14           $  8             $4,326
                                        =====           ====             ======

                            See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 2001
                                 (in thousands)

                                                                                               MassMutual Destiny
                                             Fixed     MassMutual     Getty       -------------------------------------------
                                             Income   Core Equity  Common Stock   Conservative  Moderate  Aggressive   Equity
                                             Fund A      Fund B       Fund C         Fund D      Fund E     Fund F     Fund G
                                             ------      ------       ------         ------      ------     ------     ------
Contributions:
 Employer                                   $     9     $     7      $     4        $     0     $     2    $     1    $     2
 Employee                                        18          11            3              1           4          3          6
                                            -------     -------      -------        -------     -------    -------    -------

                                                 27          18            7              1           6          4          8
                                            -------     -------      -------        -------     -------    -------    -------

Rollovers                                        74           0            0              0           0         14          3

Investment income:
 Interest and dividend income                   150           0          277              0           0          0          0
 Net investment gain (loss)
  from pooled separate accounts                   0         (64)           0              0          (5)       (12)       (34)
 Net appreciation (depreciation)
  of investments                                  0           0          238              0           0          0          0
                                            -------     -------      -------        -------     -------    -------    -------

                                                150         (64)         515              0          (5)       (12)       (34)
                                            -------     -------      -------        -------     -------    -------    -------

Transfers from (to) other funds, net           (317)       (128)         (13)             0          (5)         0         (5)


Withdrawals                                       0           0          (65)             0           0          0          0
                                            -------     -------      -------        -------     -------    -------    -------

Net additions (reductions)                      (66)       (174)         444              1          (4)         6        (28)

Net assets available for plan
 benefits as of January 1, 2001               2,308         391          856             25          60         85        211
                                            -------     -------      -------        -------     -------    -------    -------

Net assets available for plan
 benefits as of December 31, 2001           $ 2,242     $   217      $ 1,300        $    26     $    56    $    91    $   183
                                            =======     =======      =======        =======     =======    =======    =======


                                             Fidelity   T. Rowe Price  American Century  Schwab S&P 500
                                            Contrafund   New Horizons       Ultra         Index Fund
                                              Fund H        Fund I          Fund J          Fund M      Loans   In-transit   Total
                                              ------        ------          ------          ------      -----   ----------   -----
Contributions:
 Employer                                    $     7       $     4         $     4         $     2      $   0     $     0   $    42
 Employee                                         13             7              10               3          0           0        79
                                             -------       -------         -------         -------      -----     -------   -------

                                                  20            11              14               5          0           0       121
                                             -------       -------         -------         -------      -----     -------   -------

Rollovers                                         31            27              12               0          0           0       161

Investment income:
 Interest and dividend income                      0             0               0               0          1           1       429
 Net investment gain (loss)
  from pooled separate accounts                  (18)           (1)            (17)              0          0           0      (151)
 Net appreciation (depreciation)
  of investments                                   0             0               0               0          0           0       238
                                             -------       -------         -------         -------      -----     -------   -------

                                                 (18)           (1)            (17)              0          1           1       516
                                             -------       -------         -------         -------      -----     -------   -------

Transfers from (to) other funds, net               0            (1)            (58)              0         (2)        529         0


Withdrawals                                        0             0               0               0          0        (530)     (595)
                                             -------       -------         -------         -------      -----     -------   -------

Net additions (reductions)                        33            36             (49)              5         (1)          0       203

Net assets available for plan
 benefits as of January 1, 2001                  136            99             133               0         14           8     4,326
                                             -------       -------         -------         -------      -----     -------   -------

Net assets available for plan
 benefits as of December 31, 2001            $   169       $   135         $    84         $     5      $  13     $     8   $ 4,529
                                             =======       =======         =======         =======      =====     =======   =======

                             See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

          The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

          Employees may make contributions to the Plan (limited to a maximum contribution of $10,500 for 2001) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $170,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.35% and 6.82% average interest rates for the years ended December 31, 2001 and 2000, respectively).

          Fund B, The Core Equity Fund, holds Class S shares of MassMutual Core Equity Fund, a MassMutual Institutional Fund, which invests in undervalued dividend-paying stocks of large well established U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

          Fund C, The Getty Common Stock Fund, consists of common stock of the Company. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among ten mutual funds managed by MassMutual Institutional Funds, Oppenheimer Funds, Inc. and David L. Babson & Co., Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an S&P 500 indexed equity fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and fixed-income bond fund. The David L. Babson fund is a growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          Fund G, The Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

          Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

          Fund M, The Schwab S&P 500 Index Fund, holds shares of the Schwab S&P 500 Index Fund, a mutual fund which invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab with a focus on achieving a total rate of return comparable to the S&P 500 Index.

          Fund N, The American Century International Growth Fund, holds shares of American Century International Growth Fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term. There has been minimal participation in this fund through December 31, 2001.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


          Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                     Years of Service                       Percent Vested
                     ----------------                       --------------
                     2 years                                    20%
                     3 years                                    40
                     4 years                                    60
                     5 years                                    80
                     6 or more years                           100

          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.


2.  Summary of significant accounting policies

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund, The Schwab S&P 500 Index Fund and The American Century International Growth Fund are valued at published market prices.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain (loss) from pooled separate accounts, and the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments held by the Getty Common Stock Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


3.  Investments

          The following summarizes the fair value of the Plan's investments as of December 31, 2001 and 2000 (in thousands):

                                                            2001           2000
                                                            ----           ----
Fund A:
 Fixed Income Investment
  Fund (a)(b)                                              $2,236         $2,305

Fund B:
 Core Equity Fund (a)(b)                                      215            388

Fund C:
 Getty Realty Corp.
  Common Stock,
  $.01 par value (b)(c)                                     1,290            817

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                                      26             25

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                                          55             59

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                                        91             84

Fund G:
 Destiny Asset Allocation
  Fund - Equity (a)                                           182            210

Fund H:
 Contrafund Fund (a)                                          166            134

Fund I:
 New Horizons Fund (a)                                        134             98

Fund J:
 Ultra Fund (a)                                                82            131

Fund M:
 Schwab S&P 500 Index Fund (d)                                  3           --
                                                           ------         ------
                                                           $4,480         $4,251
                                                           ======         ======

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued



(a)  Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $18.85 per share and $15.125 per share as of December 31, 2001 and 2000, respectively.

(d)  Fair value determined by Charles Schwab.

4.  Termination Priorities

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

          On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500

          In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 2001 and 2000, there were no benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.